Parachkevov, Asen

From:	Petrone, Leslie C. <LPetrone@ReedSmith.com>
Sent:	Friday, June 13, 2014 10:25 AM
To:	Parachkevov, Asen
Cc:	Patrick, Justine S.
Subject:	Money Market Obligations Trust PEA No. 148 and Amendment No. 150

Asen –

I am providing this email per our conversation this morning, and pursuant to your further comments on June 9, 2014 and our related conversations with Justine Patrick on the Rule 485(a) post-effective amendment filed on May 9, 2014 under Post-Effective Amendment No. 148 and Amendment No. 150 to add Automated Shares to Federated Prime Obligations Fund and Federated Treasury Obligations Fund (the "Funds"). This response is in addition to the Registrant's correspondence responding to initial comments filed on June 6, 2014. This will confirm that:

1. In response to your further comment on the Funds' Fee Table footnotes to remove the word "voluntarily" in the first line of the footnote, the Registrant has agreed to comply with this comment in these specific amendments to the registration statements of the Funds, and has revised the first line of the footnote with the new underlined disclosure: "The Adviser and its affiliates <u>on their own initiative have agreed</u> to waive their fees and/or reimburse expenses … "

2. In response to your further comment regarding the following disclosure in the sub-section "Small Distributions and Uncashed Checks," under "Account and Share Information," the Registrant has added the underlined disclosure:

"Generally, dividend and/or capital gain distributions payable by check in an amount of less than $25 will be automatically reinvested in additional shares. <u>This policy does not apply if you have elected to receive cash distributions that are directly deposited into your bank account via wire or ACH.</u>"

Leslie Petrone
Senior Manager, Investment Management Group
lpetrone@reedsmith.com
+1 412 288 1472

Reed Smith LLP
225 Fifth Avenue
Pittsburgh, PA 15222-2716

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